Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

▶ CONVERSION OF SAVINGS SHARES INTO ORDINARY SHARES NOT APPROVED

▶ APPOINTMENT OF 4 DIRECTORS APPROVED, SUBJECT TO THE NUMBER OF MEMBERS OF THE BOARD BEING REVISED UP FROM 13 TO 17

▶ EXEMPTION FOR NEWLY APPOINTED DIRECTORS FROM NON-COMPETE AGREEMENT NOT APPROVED

Milan, 15 December 2015

The ordinary and extraordinary sessions of the Telecom Italia Shareholders' Meeting met today chaired by Giuseppe Recchi. The Shareholders' Meeting recorded the presence of 55.67% of the Company's ordinary share capital.

Telecom Italia S.p.A. – Registered Office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital €10,740,236,908.50 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

In the extraordinary session, the Shareholders' Meeting  did not approve the conversion of savings shares into ordinary shares with the following voting percentages:

-          62.5% of the attending share capital voted in favour;

-          1.5% of the attending share capital voted against;

-          36.1% of the attending share capital abstained.

The resolution needed the favourable vote of the 2/3 of the attending share capital.

In the ordinary session the Shareholders' Meeting:

▶  approved the proposal by the shareholder Vivendi SA to enlarge the Board of Directors of Telecom Italia from 13 to 17 members;

▶  approved the appointment of four new Directors, according to the list presented by the shareholder Vivendi SA: Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog; the new members will remain in office for the remaining term of the existing Board

▶  approved to increase the overall remuneration of the Board of Directors, until the end of the term, in proportion to the number of Directors appointed

Finally, the Shareholders' Meeting did not approve the exemption of newly appointed Directors from the non-compete agreement pursuant to article 2390 of the Italian Civil Code. Less than half the votes (49.7%) were cast in favour of the respective proposal.

The Shareholders' Meeting ended at 5.40 p.m.

***

Following the rejection of the mandatory part of the savings shares conversion operation, the grounds on which the resolution, submitted for consideration by the Special Shareholders' Meeting of savings shareholders of the Company convened for 17 December 2015, is based fall short.

***

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.

Telecom Italia S.p.A. – Registered Office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital €10,740,236,908.50 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Registered Office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital €10,740,236,908.50 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it